UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN

☐ Form N-CSR

For Period Ended: December 31, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Addex Therapeutics Ltd
Full Name of Registrant

N/A
Former Name if Applicable

Chemin des Mines 9
Address of Principal Executive Office (Street and Number)

CH-1202 Geneva, Switzerland
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Addex Therapeutics Ltd (the “Company”) was unable to file its Annual Report on Form 20-F for the year ended December 31, 2025 (the “Form 20-F”) without unreasonable effort or expense by the due date because of a delay experienced by the Company in completing its financial statements and other disclosures in the Form 20-F. The Company currently anticipates the Form 20-F will be filed as soon as practicable on or before the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Tim Dyer	+41	22 884 1555
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 30, 2026, the Company furnished a Report on Form 6-K to the Commission that included a press release announcing the Company’s full year financial results for the year ended December 31, 2025, including the following:

•	Income from continuing operations decreased to CHF 0.2 million for the twelve-month period ended December 31, 2025 compared to CHF 0.4 million for the same period ended December 31, 2024.

•	R&D expenses from continuing operations decreased by CHF 0.2 million to CHF 0.7 million for the twelve-month period ended December 31, 2025 compared to CHF 0.9 million for the same period ended December 31, 2024.

•	G&A expenses from continuing operations remained stable at CHF 2.3 million for the twelve-month periods ended December 31, 2024 and 2025.

•	On April 2, 2024, the Company received an equity interest of 20% in Neurosterix US Holdings LLC as part of the Neurosterix transaction. The investment is accounted for using the equity method. For the twelve-month period ended December 31, 2025, the share of the net loss of Neurosterix Group amounted to CHF 4.0 million compared to CHF 2.2 million for the period from April 2, 2024 to December 31, 2024.

•	Net loss amounted to CHF 6.7 million for the twelve-month period ended December 31, 2025 compared to a net profit of CHF 7.1 million for the same period ended December 31, 2024. The decrease of CHF 13.8 million is primarily due to the consideration received in 2024 for the sale of a part of our business to Neurosterix.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “will” and similar terms and phrases are used in this Form 12b-25 to identify forward-looking statements, including statements regarding the anticipated timing of the filing of the Form 20-F and the estimated financial results for the year ended December 31, 2025 as compared to the year ended December 31, 2024. Risks, uncertainties, and assumptions that could affect these forward-looking statements include, among other things, the time needed to finalize and file the Form 20-F as well as those risks identified in the Company’s filings with the Commission. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law.

Addex Therapeutics Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2026	By:	/s/ Tim Dyer
	Name:	Tim Dyer
	Title:	Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).